November 30, 2012

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	Prothena Corporation plc (formerly Neotope Corporation Limited)

Amendment No. 1 to Registration Statement on Form 10

Filed November 8, 2012

File No. 001-35676

Ladies and Gentlemen:

On behalf of our client, Prothena Corporation plc (“Prothena”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 21, 2012 (the “Comment Letter”), with respect to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (SEC File No. 001-35676) (the “Registration Statement”) filed by Prothena with the Commission on November 8, 2012. In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement, and we have enclosed six courtesy copies of such Amendment No. 2 marked to show changes from Amendment No. 1 as filed on November 8, 2012.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by Prothena’s responses thereto.

EXHIBIT 99.1 Information Statement

General

1.	We note your response to our prior comment 6 and your associated revisions. In your revisions to page 43 under “Material U.S. Federal Income Tax Consequences,” you state that the opinions delivered by the tax advisors will be based on “certain assumptions and representations as to factual matters made by Elan.” Please expand your disclosure to briefly describe such assumptions and representations. In addition, in your risk factor on page 29 entitled “If the IRS successfully challenges the tax-free treatment…,” please discuss the factors that make qualification under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code uncertain, as you have done on page 43.

Response

In response to the Staff’s comment, we have revised pages 36 and 54 of Amendment No. 2 to the Registration Statement.

Arrangement Between Elan and Prothena

Demerger Agreement, page 55

2.	We note your response to our prior comment 30. Please expand your disclosure to specifically list the material assets to be transferred and the material liabilities to be assumed by Prothena.

Response

In response to the Staff’s comment we have revised pages 62-64 of Amendment No. 2 to the Registration Statement to expand the disclosure to specifically list the material assets to be transferred and the material liabilities to be assumed by Prothena in the separation and distribution.

Patents and Intellectual Property, page 79

3.	We note your response to our prior comment 35 that you have exclusively licensed the University of Tennessee’s joint ownership interest in patent applications. As appropriate in your Business section, please expand your disclosure to describe the material terms of the license agreement, including the rights and obligations of the parties, aggregate amounts paid to date, aggregate milestone payments, range of royalties, term and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response

In response to the Staff’s comment, we have revised page 95 of Amendment No. 2 to the Registration Statement to describe the material terms of the exclusive license arrangement with the University of Tennessee. Additionally, we have filed the License Agreement, dated as of December 31, 2008 between the University of Tennessee Research Foundation and Elan Pharmaceuticals Inc. as Exhibit 10.14 to Amendment No. 2 to the Registration Statement.

4.	We note your response to our prior comment 36. Please also confirm that you will disclose the material terms of the agreements you enter into with Elan affiliates concerning patent rights, including the rights and obligations of the parties, aggregate amounts paid to date, aggregate milestone payments, term and termination provisions. Please be advised that you should disclose the material terms of, and file as exhibits, all of the agreements with Elan affiliates referenced in your discussion of your patents on page 79, including the sublicenses of U.S. and foreign patent rights owned by Janssen Alzheimer Immunotherapy relating to immunotherapeutic approaches targeting misfolding proteins.

Response

In response to the Staff’s comment, we have revised pages 62-63 and page 96 of Amendment No. 2 to the Registration Statement to disclose the material terms of the agreements between Prothena and its affiliates, on the one hand, and Elan and its affiliates, on the other hand, concerning patent rights. Additionally, we have filed as Exhibits 2.2 and 2.3, respectively, to Amendment No. 2 to the Registration Statement, the (i) Form of Amended and Restated Intellectual Property License and Contribution Agreement among Neotope Biosciences Limited, Elan Pharma International Limited, and Elan Pharmaceuticals, Inc. and (ii) Form of 2012 Intellectual Property License and Conveyance Agreement among Neotope Biosciences Limited, Elan Pharma International Limited and Elan Pharmaceuticals, Inc.

Director Compensation, page 88

5.	We note your response to our prior comment 40. Please expand your disclosure to provide the companies in your peer group.

Response

In response to the Staff’s comment, we have revised page 107 of Amendment No. 2 to the Registration Statement to provide the companies in Prothena’s peer group that were considered in determining the expected compensation for directors of Prothena following the separation and distribution.

Certain Relationships and Related Third Person Transactions, page 91

6.	We note your response to our prior comment 41 and your cross-reference on page 91 to the section entitled “Arrangements Between Elan and Prothena.” As a preface to this cross-reference, please expand your disclosure to briefly explain the general nature of these arrangements and the reason that they are required to be included in your discussion of “Certain Relationships and Related Party Transactions.”

Response

In response to the Staff’s comment, we have revised page 110 of Amendment No. 2 to the Registration Statement to explain the general nature of the “Arrangements Between Elan and Prothena” and the reasons for their inclusion in the discussion of “Certain Relationships and Related Party Transactions.”

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Please do not hesitate to contact me at 212-504-6888 with any questions or comments you may have.

Very truly yours,
/s/ Christopher T. Cox
Christopher T. Cox

cc:	Dale Schenk, PhD,

Prothena Corporation plc